As filed with the United States Securities and Exchange Commission on August 24, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

INFOSYS LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer’s name into English)

Republic of India

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Depositary Management Corporation

570 Lexington Avenue, Suite 2405

New York, New York 10022

(212) 319-4800

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas 60 Wall Street New York, New York 10005 (212) 250-9100

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing	☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one equity share of Infosys Limited	450,000,000	$0.05	$22,500,000	$2801.25

*        Each unit represents one American Depositary Share.

**      Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt the form of which is filed as Exhibit (a)(2) to this Registration Statement on Form F-6 and is incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles (15) and (16)

	(iii)	The collection and distribution of dividends	Articles (4), (12), (13), (15) and (18)

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles (11), (15), (16) and (18)

	(v)	The sale or exercise of rights	Article (13)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (3), (12) and (17)

	(vii)	Amendment, extension or termination of the deposit arrangements	Articles (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article (11)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles (2), (4) and (6)

	(x)	Limitation upon the liability of the depositary	Articles (13), (18) and (21)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts	Articles (7), (8), (12) and (14)

Item 2.	AVAILABLE INFORMATION	Article (11)

(b) Statement that Infosys Limited (the "Company") furnishes the Securities and Exchange Commission (hereinafter called the "Commission") with certain public reports and documents required by foreign law or otherwise under the Securities Exchange Act and that such reports and documents are available for inspection and copying through the Commission’s EDGAR system or at the public reference facilities maintained by the Commission located at 100 F Street, NE, Washington, D.C. 20549.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)	Form of Second Amended and Restated Deposit Agreement dated as of , 2017 among the Company, Deutsche Bank Trust Company Americas as depositary (the “Depositary”), and all Registered Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”), including the form of American Depositary Receipt. Previously filed as Exhibit (a) to the Post-Effective Amendment to Registration Statement on Form F-6 (No. 333-200730) filed with the Securities and Exchange Commission on June 28, 2017 and incorporated herein by reference.

(a)(2)	Form of American Depositary Receipt. Filed herewith as Exhibit (a)(2).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Infosys Limited, Deutsche Bank Trust Company Americas, as depositary, and all Registered Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 24, 2018.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one equity share of Infosys Limited

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Fitzpatrick
Name:	Michael Fitzpatrick
Title:	Vice President

By:	/s/ Christopher Konopelko
Name:	Christopher Konopelko
Title:	Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Infosys Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Republic of India, on August 24, 2018.

INFOSYS LIMITED

By:	/s/ Salil Parekh
Name:	Salil Parekh
Title:	Chief Executive Officer

POWER OF ATTORNEY

Know all persons by these presents that each person whose signature appears below constitutes and appoints Salil Parekh and M. D. Ranganath, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution and resubstitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments and supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on August 24, 2018.

Signatures	Capacity

/s/ Salil Parekh	Director, Chief Executive Officer and Managing
Salil Parekh	Director (Principal Executive Officer)

/s/ M. D. Ranganath	Chief Financial Officer (Principal Financial Officer
M. D. Ranganath	and Principal Accounting Officer)

/s/ U. B. Pravin Rao	Director and Chief Operating Officer
U. B. Pravin Rao

/s/ Nandan M. Nilekani	Non-executive, Non-Independent Director and
Nandan M. Nilekani	Chairman of the Board of Directors

/s/ Kiran Mazumdar-Shaw	Lead Independent Director
Kiran Mazumdar-Shaw

Independent Director
Roopa Kudva

Independent Director
Dr. Punita Kumar-Sinha

/s/ D. N. Prahlad	Independent Director
D. N. Prahlad

/s/ D. Sundaram	Independent Director
D. Sundaram

/s/ Michael Gibbs	Independent Director
Michael Gibbs

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Infosys Limited, has signed this Registration Statement on Form F-6 in New York, New York, on August 24, 2018.

Depositary Management Corporation, as Authorized U.S. Representative

By:	/s/ George Boychuk
Name:	George Boychuk
Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number

(a)(2) Form of American Depositary Receipt (d) Opinion of Counsel (e) Rule 466 Certification